January 8, 2021

VIA EDGAR

Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMF Acquisition Opportunities, Inc. Draft Registration Statement on Form S-1 Submitted December 1, 2020 CIK No. 0001831868

Greetings:

On behalf of LMF Acquisition Opportunities, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated December 22, 2020, containing the Staff’s comments regarding the Draft Registration Statement on Form S-1 (the “Registration Statement”), which was confidentially submitted to the United States Securities and Exchange Commission (the “Commission”) on December 1, 2020.  Simultaneous herewith, the Company is live filing the Registration Statement on Form S-1 with the Commission.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Description of Securities

Exclusive forum for certain lawsuits, page 114

1.We note your disclosure that your certificate of incorporation will contain an exclusive forum provision. Please include a discussion of this provision in Risk Factors, including a statement as to whether it applies to the federal securities laws. Your disclosure should clearly describe any risks or other impacts on investors, and should address any uncertainty about enforceability.

RESPONSE:  The Company has added the following new risk factor to the Registration Statement:

“Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

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January 8, 2021

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Our certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination); (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery; (C) for which the Court of Chancery does not have subject matter jurisdiction; or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. This choice of forum provision may make it more costly for a stockholder to bring a claim, and it may also limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders cannot waive our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the

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Division of Corporation Finance
Office of Manufacturing

January 8, 2021

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fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.”

Financial Statements

Note 8 Subsequent Events, page F-14

2.  Please revise to provide the date through which management has evaluated subsequent events. Refer to ASC 855-10-25-1A.

RESPONSE:  The Company has revised Note 8 to the Financial Statements in response to the Staff’s comment.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure

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